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                          January 27, 2021

       Richard Kang, Ph.D.
       Chief Executive Officer
       NeuroBo Pharmaceuticals, Inc.
       200 Berkeley Street, Office 19th Floor
       Boston, MA 02116

                                                        Re: NeuroBo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 25,
2021
                                                            File No. 333-252412

       Dear Mr. Kang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences